Graphic Armor, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

Graphic Armor, Inc.

Full-Color Custom Condom Printing

🌐 [http://GraphicArmor.com (http://GraphicArmor.com)](http://GraphicArmor.com)

📍 Boca Raton, FL

🏷 Health Tech

Graphic Armor, Inc.

$100,000.00

Funding goal

91 days

Left to invest

$100,000.00

Still to raise

● **Title III Offering**

Research has long shown that condoms are the most effective tool against the transmission of sexually transmitted infections (STIs), including HIV, and unintended pregnancies, yet negative stigmas and embarrassment around condom purchasing and usage continue to inhibit people around the world from using condoms. Graphic Armor aims to change that dynamic by offering the world's first FDA-cleared condoms with custom printing directly on the latex. The photo-quality images of entertaining, fun(ny) or familiar graphics on Graphic Armor's condoms are changing how condoms are perceived, simultaneously removing social barriers surrounding their use. Whether its a whole new way to express school, team or corporate brand loyalty, or a personalized approach to a celebration or intimate gathering (minimum orders start at just 33 condoms), Graphic Armor is leveraging demand for consumer personalization in a powerful new way.

🌐 http://GraphicArmor.com (http://GraphicArmor.com)

📍 Boca Raton, FL



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Graphic Armor Intro...



Let's face it. Condoms can be embarrassing and socially awkward. The act of purchasing condoms is a public expression of your most personal activities: "I'm having sex!" (Or, "I hope to be having sex, soon.") In fact, that embarrassment, along with the embarrassment of introducing a condom to one's partner, are significant barriers to condom usage. Yet condoms are the number one solution for preventing STIs, including HIV, and unintended pregnancies, and

the *need* for condom usage persists.
 Let's get the alarming statistics out of
the way:

- According to the Centers for
  Disease Control and Prevention
  (CDC), there are 19.7 million new
  STIs every year in the U.S. alone
  and one in four teenagers
  contract an STI.

- The CDC estimates that
  approximately 1.2 million people
  in the U.S. have HIV, and 12.8% of
  them aren't aware of their HIV
  status; 50,000 new HIV cases are
  diagnosed in the U.S. annually.

- Globally, according to the World
  Health Organization, more than
  71 million people have been
  infected with HIV since the
  epidemic began, and
  approximately 498 million people
  ages 13-49 are infected *each year*
  with STIs other than HIV.

- While teen birth rates have
  recently declined in the U.S., the
  number of teens giving birth in
  the U.S. is still substantially higher
  than any other Western
  developed nation. (CDC)

Despite these realities, Dr. Tom Frieden
of the CDC found that only 59% of
high school students who had sex in
the three previous months had used a
condom.

THE GOOD NEWS:

While reversing these statistics is a
significant challenge, Graphic Armor is
poised to affect real change through
the **world's first FDA-cleared**

condoms to feature high-quality graphics right on the latex.



Animal prints? Corporate slogans? University or team mascots? Your friend's birthday or bachelorette party? Check, check, check, and check. Corporations, NGOs, teams and individual consumers can put graphics, images, or text on an FDA-cleared condom through Graphic Armor's user-friendly online Design Studio, and order as few as 33 condoms, or as many as tens of thousands. Graphic Armor finalizes the design proofs, oversees manufacturing at our state-of-the-art facilities, coordinates shipping and customs, and delivers high-quality, FDA-cleared custom printed condoms to the customer.

We also offer a line of pre-printed condoms such as our famous Star Wars parody condoms and flag condoms.



Yes, our company -- and clearly our products -- get a reaction. And that's the point: We want to change the concept of using condoms from awkward or embarrassing to fun and even funny. If the experience of buying, and especially using a condom makes you smile, then we've achieved our mission. **We are changing the way people look at condoms by changing the way condoms look.**

Our CEO, Adam Glickman, is a pioneer in condom marketing and retailing with more than 30 years of experience in the business, starting when he was a student at Tufts University and through his founding of America's first condom store, Condomania, in 1991. He has helped design, develop, manufacture, import, distribute and sell dozens of different condoms and related products. (More on that below.) It has literally been his life's work to make condoms more accessible and accepted worldwide.



(Condomania, America's 1st condom store, founded in 1991 by Graphic Armor's CEO Adam Glickman)



Why Printed Condoms?

We live in a world of personalization and on-demand consumerism. Technology has made things possible that we couldn't have imagined even 10 years ago. While branded clothing and other items featuring our favorite teams, universities, entertainers and corporations have long been a dominant force in retail, today, highly personalized custom clothing, shoes, mugs and phone cases enable a new level of consumer empowerment. People -- especially the much-discussed and researched Millenials -- express themselves through the products they buy, wear, carry and use like never before. Even tattoos are far more prevalent and "hip" as the desire for personal expression translates to body art.

Graphic Armor's custom printed latex condoms and easy-to-use online Design Studio fit into this mass trend, giving individuals and organizations the opportunity to design relevant and compelling condoms that meet their respective needs and goals. Businesses and consumers can easily upload and create condoms with photo-quality artwork or text printed directly onto the latex, enabling a temporary expression of body art, if you will, showing team loyalty or expressing personal aesthetics in a whole new way.

And as noted above, for those who perhaps are a little less creative, Graphic Armor also offers a line of pre-printed condoms featuring funny graphics or patterns.


Fallon Tonight @FallonTonight · Dec 11
Thank you, new "Star Wars"-themed condoms... #FallonTonight
THANK YOU, NEW "STAR WARS"-THEMED CONDOMS, FOR BEING THE BEST WAY TO PRACTICE SAFE SEX - UNLESS YOU WANT TO GO "HAND SOLO."
SABER SKINS
YODA CONDOMS
301
732

(https://youtu.be/YvYGnbTCWZI)

(Graphic Armor's Star Wars parody condoms featured on the Tonight Show, Dec. 2016 - click to watch)

Adding familiar and fun graphics to the latex of a condom can instantly change the dynamics, whether the images are photos of friends (think milestone birthday parties), team mascots, a favorite band, or funky animal prints, the all-important moment of introducing a condom to a partner now becomes fun and lively, rather than filled with angst. In short, we believe that turning the condom into a canvas for personal and commercial expression can have real public health benefits at the micro and macro levels, from individuals looking to cast condoms in a new light and encourage use with their partner, to public health officials seeking new strategies to break down barriers and increase condom use across different demographic groups.



GRAPHIC ARMOR CONDOMABRA

(Graphic Armor's exclusive "Condomabra" displays some of the company's custom printed condoms)



Who is behind this?

THE JUMBO
THE JUMBO
A SAFE JUMBO IS A HAPPY JUMBO
JUMBO BRAND CONDOMS
FOR SALE $1.00

(Graphic Armor CEO Adam Glickman sells his Jumbo Brand Condoms at Tufts University in 1987)

Starting more than 30 years ago, Adam Glickman, Graphic Armor's CEO, sought to change negative attitudes surrounding safer sex (and make a little cash) by creating and selling condoms packaged in matchbooks emblazoned

with a cartoon version of Tufts University's mascot, Jumbo the elephant. Glickman ended up selling 1,000 Jumbo Brand condoms ("A Safe Jumbo is a Happy Jumbo") in two weeks for a $1 each.

Glickman went on to make custom condom matchbooks for other universities, bars, radio stations, entertainers and other businesses. After graduating from Tufts, Glickman opened up the country's first condom store in 1991, Condomania, located in New York's West Village, followed by additional locations in Los Angeles, San Francisco and Miami. At the beginning of 1996, Condomania became one of the first 100 sites on the Internet to feature a shopping cart.

Shortly before selling Condomania in 2012, Glickman teamed up with two entrepreneurs who had been pursuing a new idea for condoms: printed condoms. While Glickman has consulted with dozens of condom producers over the years, he immediately realized the synergy between their printed condom concept and his own original foray into the field with custom-printed matchbook covers. By the time they partnered with Glickman, Chris Panucci and Bill Kurtzner had created prototypes of their concept and secured a manufacturer in China; Glickman then leveraged his extensive expertise to bring their concept to market. For the past four years, the team has spent thousands of hours and significant

resources to refine the design, set up manufacturing capacity, ensure seamless import/shipping/delivery, and obtain critical FDA 510(k) clearance for the world's first printed latex condoms.



The Technology

Over the course of several years, Graphic Armor has developed a unique technology to print non-toxic inks directly on latex condoms to produce near photo-quality images on FDA-cleared products. (Note: condoms are regulated by the FDA as class II medical devices. While this clearance only applies to condoms distributed in the U.S., consumers worldwide often recognize the significance of having met the FDA's rigorous standards.)

Graphic Armor also has developed methods to print on 90% of a condom's surface, creating custom printed condoms with virtually full print coverage. In addition to these two processes that have never been done before, Graphic Armor also offers customers the ability to print on the condom foils, either with or without latex printing.



GraphicArmor.com



Investment Opportunity

The global condom market is about $5 billion annually. However, Graphic Armor's custom printed condoms transcend FDA-cleared "medical devices" to promotional items, which, according to the Specialty Advertising Institute, is a $21 billion market in the U.S. alone.

To our knowledge, Graphic Armor is the only company in the world to offer FDA-cleared condoms that feature photo-quality custom print right on the latex. We are not aware of any potential competitors, and notably, the time, expense and effort required to secure FDA 510(k) clearance is significant.

Graphic Armor's exclusive introduction of this novel product is poised to capture a significant percentage of the potential market.

As publications such as Forbes have noted, "socially-conscious" or "socially-responsible" investing has gained popularity, particularly with Millenials. Graphic Armor offers a unique means of participating both in the rising consumer demand for personalized and branded products along with being a part of a socially-conscious company that is designed at its core to positively impact human health and behavior in a way that quite literally can save lives.



A multi-faceted marketing plan aims to increase sales growth and expand our impact globally. Strategies include:

High-Profile Brand Partners: Graphic Armor intends to target high profile brands including corporations, universities and schools, sports teams, music artists/pop stars, and other celebrities to create their own custom-printed condoms for sales and promotional use. To help reach these customers, Graphic Armor has recently joined ASI (Advertising Specialty Institute) as a supplier, exposing the company and its products to over 3,000 distributors of custom promotional items. One of our enterprising young customers is already creating several college-themed designs that he and his friends are selling on college campuses. These partners will both increase sales and create substantial exposure for Graphic Armor's customization platform.



NGO Partners: We also will solicit well-established public health organizations, such as those combating the spread of HIV and AIDS globally, to create custom-printed condoms for use in their efforts. A customer in Australia has designed rainbow-flag condoms for distribution in the gay community. Our custom-printed condoms can provide NGOs and global public health officials with

powerful new strategies to increase condom usage in targeted demographic groups.

Pre-Printed Designs: Currently, Graphic Armor has eight condoms with unique pre-printed designs, including two parody Star Wars condoms, a condom with the British Flag, a condom featuring all-over camouflage and another with an all-over Tie-Dye design. We plan to introduce many more designs to sell directly to consumers, increasing awareness of the product and our customization services.



Small Batch Printing: Thanks to efficient manufacturing processes than enable us to cost-effectively print a customized batch as small as 33 condoms, Graphic Armor will expand targeted advertising and marketing efforts (including PR) to reach consumers who want small orders of personalized condoms. Bachelor/bachelorette parties, birthdays, and other event-related marketing along with widespread PR (Glickman has been featured to date in thousands of print, television, radio and internet spots relating to condoms throughout his career) will increase Graphic Armor's market presence. Already, artists and gallery owners have ordered condoms to promote their work.



Revenue Model

Graphic Armor sells and ships condoms to customers to virtually any nation globally; to date, approximately half of our direct to consumer sales have been from customers outside of the U.S. These customers, whether purchasing our pre-printed condoms or small batches of custom orders, pay directly upon submitting their orders, either via Paypal or credit card, with a shipping cost added to the cost of the merchandise.

Orders for contract produced products (B to B), including custom printed condoms and standard condoms (non-printed) with custom printed foils, require a minimum of a 50% deposit upon placing the order, with payment in full due prior to the order being shipped. Orders range from a minimum of $99 to thousands of dollars for large orders. Order processing time on custom-printed condoms depends on the size of the order, but ranges from a few weeks to a few months for particularly large orders.

Graphic Armor oversees the finalization of designs with customer approvals, the manufacturing process, and all shipping/delivery to the customer.



Investing in Graphic Armor is more than supporting a promising company with a proven concept; it is about making an impact on a critical global issue. By purchasing shares in Graphic Armor, we believe you are contributing to the health and well-being of people all over the planet in a fun and meaningful way. Together, we can remove the social stigmas that still surround the use of condoms and help save lives.

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Graphic Armor, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

Graphic Armor, Inc.

Full-Color Custom Condom Printing

http://GraphicArmor.com (http://GraphicArmor.com)

Boca Raton, FL

Health Tech

Graphic Armor, Inc.

- **Title III Offering**

$100,000.00

Funding goal

91 days

Left to invest

$100,000.00

Still to raise

Research has long shown that condoms are the most effective tool against the transmission of sexually transmitted infections (STIs), including HIV, and unintended pregnancies, yet negative stigmas and embarrassment around condom purchasing and usage continue to inhibit people around the world from using condoms. Graphic Armor aims to change that dynamic by offering the world's first FDA-cleared condoms with custom printing directly on the latex. The photo-quality images of entertaining, fun(ny) or familiar graphics on Graphic Armor's condoms are changing how condoms are perceived, simultaneously removing social barriers surrounding their use. Whether its a whole new way to express school, team or corporate brand loyalty, or a personalized approach to a celebration or intimate gathering (minimum orders start at just 33 condoms), Graphic Armor is leveraging demand for consumer personalization in a powerful new way.

http://GraphicArmor.com (http://GraphicArmor.com)

Boca Raton, FL

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Offering Terms

The Offering is for up to 1,000,000 shares of Non-Voting Common Stock (as defined in the Offering Statement) representing up to 20.00% of the issued and outstanding capital stock of Graphic Armor at a purchase price of $1.00 per Share for an aggregate purchase price of up to $1,000,000.00. The minimum purchase is for $250. Prior to making any investment in Graphic Armor's Shares, Investors will be required to represent, among other things, that (a) they meet certain suitability requirements, and that (b) their investment is being purchased for investment

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purposes only, and not with a view to resale or distribution. Please review the Offering Statement for additional information and qualification of the offering terms.

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$54,008.00	USD	$54,129.00	USD
Cash & Cash Equivalents	$2,156.00	USD	$4,414.00	USD
Accounts Receivable	$5,180.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$87,504.00	USD	$74,269.00	USD
Revenues / Sales	$45,054.00	USD	$18,685.00	USD
Costs of Goods Sold	$46,790.00	USD	$21,886.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$43,556.00	USD	-$87,834.00	USD

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **Graphic Armor, Inc.**: *All information on this portal regarding the Offering is qualified in its entirety by our Offering Statement, which is available on the right. In the event of any conflict between what is available on this portal and the Offering Statement, the Offering Statement shall control. You should review the Offering Statement carefully before making any investment decision and ask any questions you may have on this portal. RISK FACTORS OUR BUSINESS, INVOLVING THE PRODUCTION AND MARKETING OF PERSONAL HEALTH AND MEDICAL DEVICE PRODUCTS, INCLUDING WITHOUT LIMITATION, PROPHYLACTICS, AND OTHER PRODUCTS, HAS A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT DECISION. THIS STATEMENT AND ALL OF ITS EXHIBITS AND APPENDICES, INCLUDING, WITHOUT LIMITATION, FINANCIAL PROJECTIONS ARE ALL QUALIFIED BY THE FOLLOWING RISK FACTORS, WHICH SHOULD NOT BE CONSIDERED AN EXHAUSTIVE LISTING OF THE POTENTIAL RISKS OF ANY INVESTMENT IN THE SHARES, BUT MERELY INDICATIVE OF SOME OF THE PRINCIPAL RISKS THAT MANAGEMENT BELIEVES ARE PERTINENT AND THAT SHOULD BE CONSIDERED PRIOR TO MAKING ANY SUCH INVESTMENT. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED AND IN SUCH CASE, YOU COULD LOSE PART OR ALL OF YOUR INVESTMENT.   Risks Related To Graphic Armor We have a history of losses and we expect increases in our costs and expenses to result in continuing losses for at least the foreseeable future. We incurred a net loss of approximately $43,556 for fiscal year 2015 and incurred a net loss of approximately $87,834 for fiscal year 2014. We have had net losses in each quarter since our inception. Currently our liabilities exceed our assets. We believe that we will continue to incur operating and net losses. If we are to ever achieve profitability it will be dependent upon growth in our sales, and the successful development, commercial introduction, and acceptance of our condom designs, which may not occur. We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we: • open a factory, either as a wholly-owned subsidiary or as a joint venture with another party; • develop and equip manufacturing facilities; • build up inventories of finished product and factory parts and equipment; • advertise and improve our website; • increase our sales and marketing activities; and • increase our general and administrative functions, including hiring support staff and paying salaries to our key people, to support our growing operations. Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed our business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses. Early Stage Business. The Company was originally formed as a limited liability company in Florida on April 12, 2012, and was recently converted to its current form, a Delaware profit corporation on May 11, 2016. As such, Graphic Armor is a has limited assets and limited financial results that you can use to evaluate our business and prospects. Graphic Armor's ability to achieve and maintain profitability is dependent on its ability to generate sufficient operating cash flow to fund future development and marketing of its products and services. Because we have limited historical financial data upon which to base planned operating expenses and forecast operating results, we cannot be certain that our revenue will grow at rates that will allow us to achieve or, if achieved, to maintain*

profitability on a quarterly or annual basis. If we fail to grow our business or achieve or maintain profitability, the value of your investment will be adversely affected. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history. We have limited history of growth. Although we believe we understand the demand and cost structures Graphic Armor will encounter, our experience in the personal health and medical device products industry is limited, and we may be subject to unexpected costs and market issues which could materially and adversely impact our results. The success of our business is dependent on managing costs, demand and capital in accordance with our expectations, which may be incorrect. We have an unproven business model, which may make it difficult for you to evaluate our business and prospects. We will derive our revenue primarily from customers, both individual consumers and businesses, inside and outside of the United States, who order our products. Our business model may not be successful. Our business and prospects are difficult to evaluate and must be considered in light of the risks and uncertainties often encountered by companies in the early stages of development. Some of these risks and uncertainties relate to our ability to do the following: • maintain and strengthen our relationships with customers; • augment and improve marketing channels to attract customers to use our products; • improve our operational, financial and management controls and reporting systems and procedures; • identify gaps in the personal health products industry that can be exploited; • respond effectively to competition; and • respond to government regulations relating to our industry and other aspects of our business. In addition, we have historically purchased all of our products from third party suppliers in China that manufacture the products to our specifications. However, we intend to use a substantial portion of the proceeds we receive from this Offering to buy equipment and establish our own manufacturing facility, either as a wholly-owned subsidiary or as a joint venture with another party. The success of our business depends, in part, on our ability to successfully make the transition to a manufacturer of our own products, including hiring and managing the necessary personnel in China, complying with Chinese and U.S. law and complying with FDA manufacturing standards. If we are unable to do any of these successfully, our business and operations could be materially adversely affected. If we fail to attract and retain key management and other personnel, we may be unable to successfully maintain or develop our business. Our success depends on our continued ability to attract, retain and motivate highly qualified management, consultants and other personnel. For example, we are highly dependent on the operational and financial expertise of our Directors, Adam Glickman, Christopher Panucci, William Kurtzner, and our officers. The loss of the services of our Directors or any of our officers, particularly Adam Glickman, Christopher Panucci, or William Kurtzner, would likely impede our growth and would materially affect the business. In particular, our Directors and our officers currently perform all of our policy-making functions, are in charge of our principal business divisions and functions and are solely responsible for all of our key decisions. If we lose any of the services of our Directors, any of these officers, or fail to retain key employees and consultants in the future (collectively, "Key Contributors"), other Key Contributors may be required to fulfill his or her duties and spend time finding a replacement. Competition for well-qualified employees in all aspects of our business, including sales personnel, is intense. Our ability to compete effectively depends on our ability to attract new employees and to retain and motivate those employees. We may not be able to find suitable replacements and our business may be harmed as a result. Further, we do not maintain "key woman" or "key man" insurance policies on the lives of these Key Contributors. If Graphic Armor determines to obtain such insurance, there can be no assurance that Graphic Armor will be able to do so, or do so at economically reasonable rates depending upon budget constraints in the future. Should we employ any officers and/or key employees, we would anticipate that such terms would be on an at-will basis and their employment could be terminated by them or us at any time. Please also note that the Key Contributors currently devote less than all of their time to Graphic Armor. This could increase the strain or stress on such Key Contributors and might ultimately affect the results of Graphic Armor's operations. We may be required to pay a substantial contingent liability. We currently have a contingent liability to the IRS that could total $60,000 due to late filings, although it has not been assessed by the IRS. We have spoken with our accountants and believe that we have a good faith basis to lower the total amount.

Management has evaluated the anticipated obligation and has determined that based on sales and cash flow year to date (2016), the Company believes that it can meet obligations out of sales over the next 12-24 months. However, if we are not able to reduce the amount, or if the amount reduced is not sufficient, our ability to invest in the business will suffer, which could increase our expenses and decrease our revenue. If we fail to offer high-quality customer support, our business and reputation could suffer. Our customers rely on our customer support services. High-quality customer support is important for the successful marketing and sale of our products. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell new services and products to existing and new customers would suffer and our reputation with existing or potential customers and vendors could be harmed. Provisions in Graphic Armor's Charter Documents provide for the indemnification of its directors, officers, employees and other agents, which could result in requiring Graphic Armor to direct funds away from its business operations. Graphic Armor's Charter Documents provide for the indemnification of its management. Graphic Armor may be required to advance costs incurred by a director, officer, or other agents (collectively, "Indemnified Parties") to pay judgments, fines and expenses incurred by the Indemnified Parties, including reasonable attorneys' fees, as a result of actions or proceedings in which Graphic Armor's Indemnified Parties are involved by reason of being or having been a director, officer or other agent of Graphic Armor. Funds paid in satisfaction of judgments, fines and expenses could be funds Graphic Armor needs for operation of its business and the development of new services and products, thereby affecting Graphic Armor's ability to attain or maintain profitability. If we are unable to effectively promote our brand name and establish a leading position in the marketplace, our business might fail. If we are unable to effectively promote our brand name and establish a prominent position in the marketplace, our operations will suffer. We believe that the importance of brand recognition will increase over time. In order to gain broad recognition, Graphic Armor could contribute significant capital to marketing, development and advertising budgets to create and maintain brand loyalty. However, we do not know whether these efforts will be successful. Our management may have possible conflicts of interest that may reduce the level of business we conduct or expansion we pursue. The Directors, officers, and other Key Contributors are involved in other business activities and may, in the future become involved in other business opportunities that may reduce the level of business we conduct or expansion we pursue. If another business opportunity becomes available, the Directors, officers and other Key Contributors may face a conflict in selecting between us and their other business interests. We have not formulated a policy for the resolution of such conflicts. We have no current plans to engage in transactions with any Director, officer or other Key Contributors. However, future transactions or arrangements between or among the Directors, officers, or other Key Contributors, and companies they control, may result in conflicts of interest, which may reduce the level of business we conduct or the level of expansion we pursue. Failure to protect or enforce our intellectual property in the United States and abroad could materially adversely impact our business. Our business depends on proprietary technology and content, including confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, domain name, trade secret, and copyright law and contractual restrictions to protect our proprietary technology and content. We may also seek patent protection for certain of our technologies, but there can be no assurance a patent would be issued. Although we have already filed a trademark application in the United States for the trade mark, Graphic Armor, and own the domain name, www.graphicarmor.com, we could also pursue the registration of other domain names, trademarks and service marks in the United States and in certain locations outside the United States. Effective trademark, trade secret, patent, copyright and domain name protection is expensive to develop and maintain, and the costs of defending our rights may be significant. The intellectual property rights that we may obtain might not be sufficient to provide the Company with a competitive advantage, and could be successfully challenged, invalidated, circumvented, infringed or misappropriated. Some aspects of our business and services also relies on technologies, software and content developed by or licensed from third parties, and Graphic Armor might not be able to maintain its relationships with such third

parties or enter into similar relationships in the future on reasonable terms or at all. As the Company expands its business, it could also be required to protect its proprietary technology and content in an increasing number of jurisdictions, a process that is potentially expensive and might not be successful, or which we may not pursue in every location. In addition, effective intellectual property protection may not be available to us in every country, and the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States and elsewhere, and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. The Company could attempt to further protect its proprietary technology and content by requiring employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements, however, might not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our website features and functionality, or obtain and use information that we consider confidential or proprietary. Litigation or proceedings in the United States and abroad might be necessary in the future to: enforce our intellectual property rights; to protect our trademarks, trade secrets, patentable technology, copyrights and domain names; and to determine the validity and scope of the proprietary rights of others. Graphic Armor might also be involved in disputes relating to the rights to, and ownership of, the intellectual property developed by our employees, consultants and others. Our efforts to enforce or protect our proprietary rights could be ineffective and could result in substantial costs and diversion of resources, as well as the invalidation or narrowing of the scope of our intellectual property, any of which could harm our business and operating results. Attempting to enforce our intellectual property rights against third parties could also expose us to counterclaims from such third parties. Graphic Armor could inadvertently infringe on the intellectual property of others, which could adversely affect Graphic Armor's business and profitability. Our commercial success will depend, at least in part, on not infringing on the intellectual property or proprietary rights of others. Although we believe that the products currently offered by us are either fully licensed, constitute fair use, or do not otherwise infringe the intellectual property rights of any third party, there can be no assurance that the technologies, products or services used or developed by, marketed and/or sold by Graphic Armor do not or will not infringe on intellectual property or other proprietary rights of others. If such infringement occurs (or is alleged to have occurred) and Graphic Armor is not able to obtain a license from the relevant party on terms acceptable to Graphic Armor, Graphic Armor may not be able to continue the development, use or sale of any such infringing technology or product. There can be no assurances that necessary licenses to third-party technology or products will be available at all, or on commercially reasonable terms.   In some cases, litigation or other proceedings may be necessary to defend against or assert claims of infringement or to determine the scope and validity of the proprietary rights of third parties. Any potential litigation could result in substantial costs to, and diversion of, Graphic Armor's resources and could have a material and adverse impact on Graphic Armor. An adverse outcome in any such litigation or proceeding could subject Graphic Armor to significant liabilities, require Graphic Armor to cease using the subject technology or require Graphic Armor to license the subject technology from a third-party, all of which could have a material adverse effect on Graphic Armor's business.   We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business. We will rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, product design and sales, billing and operating data. Management expects to purchase some of the Company's information technology from vendors, on whom our systems will depend. We anticipate relying on commercially available systems, software, tools and

monitoring to provide security for processing, transmission and storage of confidential customer information, such as individually identifiable information, including information relating to financial accounts. Although we plan to take steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not be able to prevent the systems' improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber attacks. Since techniques used to obtain unauthorized access change frequently, Graphic Armor and/or our third-party software providers and hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our business, financial condition and results of operations. If the Company's security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers' data, our relationships with our customers could be severely damaged, and we could incur significant liability. In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain vendors may require us to notify them in the event of a security incident. These mandatory disclosures regarding a security breach often lead to widespread negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers or fail to acquire new customers. If we experience compromises to our information technology as a result of security lapses, technical difficulties or otherwise that result in performance or availability problems of our online solutions, the complete shutdown of our online solutions, or the loss or unauthorized disclosure of confidential information, our vendors or customers may be harmed or lose trust and confidence in us, and decrease the use of, or stop using entirely, our services and products, and we would suffer reputational harm. Graphic Armor would also likely suffer direct financial harm as any such breach could cause us to issue refunds, credits, or indemnify our customers and vendors for their losses. Compliance with payment card network rules.   The payment card networks, such as Visa, MasterCard and American Express, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. The Company is obligated to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards, or the PCI DSS. Under the PCI DSS, Graphic Armor is required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If the Company fails to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject Graphic Armor to fines, penalties, damages and civil liability, and could eventually prevent the Company from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we comply with the rules and regulations adopted by the payment card networks, we will be afforded access to such payment card networks. Graphic Armor's reliance on a single manufacturer could materially and adversely affect its operations and financial results.   Although the Company is contemplating manufacturing its condoms, it currently relies on a single third party manufacturer to honor its exclusive manufacturing agreement for the production of its condoms, packaging, finished products and other necessary supplies. If the manufacturer fails to honor its agreement, we may face increased competition or be unable to fulfill orders. In the event we require additional or different manufacturers and supplies, such new manufacturers and suppliers may have to be qualified under governmental, industry and Company standards, which can require additional investment and time. Graphic Armor may be unable to

qualify any needed new manufacturers and suppliers or maintain our manufacturer and supplier arrangements and relationships; we may be unable to contract with manufacturers and suppliers at the quantity, quality and price levels needed for our business; or certain of the Company's key manufacturers and suppliers may become insolvent or experience other financial distress. If any of these events occurs and the Company has failed to identify and qualify alternative manufacturer(s) and supplier(s), then Graphic Armor may be unable to meet its contractual obligations and customer expectations, which could damage its reputation and result in lost customers and sales, or the Company may incur higher than expected expenses, either of which could materially and adversely affect its business, operations and results of operations. We may experience difficulties in effectively managing Graphic Armor's growth/expansion. We may seek to expand our services and products on an opportunistic basis and as resources allow. Future acquisitions of services or businesses may entail numerous operational and financial risks including: • exposure to unknown or unanticipated liabilities (including tax liabilities); • disruption of our business and diversion of our management's time and attention; • the availability of financing to pay for these transactions; • incurrence of substantial debt or dilutive issuances of securities to pay for these transactions; • higher than expected acquisition, in-licensing and integration costs; • increased amortization expenses; • difficulties in and costs of combining the operations and personnel of any acquired services or businesses with our operations and personnel; • delays or errors in integrating back-end systems and departments, including but not limited to accounting and CRM systems; • increased regulatory, compliance and litigation risk; • impairment of relationships with customers and vendors (whether existing or acquired); • inability to retain key employees of any acquired services or businesses; and • inability to obtain appropriate coverage and reimbursement for these new products and services. Finally, we may devote resources to potential acquisitions, expansion efforts, or collaboration opportunities that are never completed, acquired by others, or fail to realize the anticipated benefits of such efforts. We may not be able to successfully expand our services to our clients. Any of these matters could disrupt our business and adversely affect our growth prospects, results of operations and financial condition, and reputation with our clients. Manufacturing and provision of products and services internationally. The Company offers its products and services to international customers and intends to establish manufacturing facilities overseas. Conducting and expanding our international operations subjects us to new risks that we are not likely to face (or have faced) in the United States. These risks include: • increased costs and unexpected errors in the localization of our services and products, including translation into foreign languages and adaptation for local practices and regulatory requirements; • challenges posed by different pricing environments and different forms of competition; • lack of familiarity and burdens of complying with foreign laws, legal standards, regulatory requirements (including privacy and data security requirements) and tariffs; the costs of compliance with anti-corruption and anti-bribery laws; and the risks and costs of noncompliance with such laws; • changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions; • possibility of expropriation, confiscatory taxation or price controls; • difficulties in managing technology partners and differing technology standards; • difficulties in collecting accounts receivable; • difficulties in managing and staffing international operations; • varying expectations as to employee standards; • disruptions in the global transportation network, such as work stoppages, strikes or shutdowns of ports of entry or such other transportation sources, or other labor unrest; • fluctuations in exchange rates that may increase the volatility of our foreign-based revenue and costs; • potentially adverse tax consequences, including those arising from the complexities of foreign value added tax (or other tax, including transfer pricing) systems, and restrictions on the repatriation of earnings; • uncertain political and economic climates; and • reduced or varied protection for intellectual property rights in some countries. These factors and other related issues may cause our costs of doing business in new geographies to exceed the existing costs of our current comparable operations. Operating in new international markets also requires significant management attention and financial resources. Any negative impact from our international business efforts could negatively impact our business, results of operations and financial condition. The Company's business is exposed to domestic and foreign currency fluctuations that could have a material

adverse effect on the Company's business, financial condition and results of operations. Over 50% of the Company's revenue to date has been to customers outside the United States. Graphic Armor is exposed to foreign currency exchange rate risk (both transaction and translation) with respect to its manufacturing, foreign labor, raw material and other operational costs, sales and profits denominated in currencies other than the U.S. dollar. Outside of the U.S., sales and costs are denominated in a variety of currencies, including the Yuan, the Euro and the Pound. A weakening of the currencies in which sales are generated relative to the currencies in which costs are denominated would decrease operating profits and cash flow. Changes in currency exchange rates may also affect the relative prices at which the Company purchases materials and services in foreign markets. Such foreign currency fluctuations could have a material adverse effect on its business, financial condition and results of operations. Future Capital Needs and Debt Financing. We might need to raise additional capital in the future to fund the continued operation and/or expansion of our business in addition to the proceeds of the offering of the Shares pursuant to this Statement. To date, our sources of cash have been limited to current shareholder resources. We expect to spend substantial amounts of capital to grow our business. To fund such growth, we may raise additional funds through private or public equity offerings or debt financings. We do not know if we will be able to continue to generate cash flow from operations or if we will be able to obtain additional financing on favorable terms, if at all (particularly in light of the difficult current financing environment and weak economic conditions). If we cannot raise funds on acceptable terms, if and when needed, we may not be able to maintain or grow our business at the rate that we currently anticipate and respond to competitive pressures or unanticipated capital requirements, or we may be required to reduce operating expenses, which could significantly harm our business, financial condition and results of operations. In addition, to the extent that we raise additional capital by issuing equity securities your investment in the Shares may be further diluted. Unless Graphic Armor can generate profitability and cash flows from operations or obtain additional financing, we may not be able to continue as a going concern. There can be no assurance that we will be able to generate profitability and cash flows from operations with our existing working capital. In the event that Graphic Armor uses debt to finance ongoing operations, repairs, maintenance or growth, the debt could contain financial or other covenants which could reduce our future operating flexibility. These covenants might also require Graphic Armor to maintain certain levels of financial performance that it might not be able to achieve; any such failure could result in the acceleration of such debt and the foreclosure by those creditors on any collateral Graphic Armor used to secure the debt. In the event of a bankruptcy or liquidation of Graphic Armor, any outstanding debt would rank senior to Graphic Armor's outstanding interests, including those Shares offered in this Offering. In addition, an acquisition could impair our operating results if Graphic Armor is required to recognize acquisition expenses or amortize, depreciate or impair acquired assets. We may decide to repurchase securities, sell some or all of the assets of Graphic Armor, or Graphic Armor's existing shareholders may decide to sell their securities. Although we do not have any current plans, we may repurchase securities, or sell the assets of Graphic Armor. These repurchases or sales may occur at prices lower than the valuation of the company in this Offering, and may cause the Investor to lose some or all of their investment. In addition, the current shareholders of Graphic Armor may decide to sell their securities, which may chagne the value of an Investor's shares. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to report our financial results accurately or detect fraud. We must maintain effective internal controls to provide reliable financial reports and detect fraud. We will be assessing our internal controls to identify areas that need improvement. Failure to implement any required changes to our internal controls or any others that we identify as necessary to maintain an effective system of internal controls could harm our operating results and cause Investors to lose confidence in our reported financial information. Any such loss of confidence could have a negative effect on the value of your investment. Litigation may adversely affect our business, financial condition and results of operations. Our business is subject to the risk of litigation by customers, suppliers, employees, shareholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. These actions and

proceedings may involve allegations of discrimination; illegal, unfair or inconsistent employment practices, including wage and hour violations and employment discrimination; personal injury; intellectual property infringement; violation of the federal securities laws; product liability claims and recalls (discussed below); or other concerns. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our brands, regardless of whether the allegations are valid or we ultimately are found liable. Litigation could impact our operations in other ways as well. Allegations of illegal, unfair or inconsistent employment practices, for example, could adversely affect employee hiring and retention. As a result, litigation may adversely affect our business, financial condition and results of operations. Product liability claims and withdrawals or recalls could adversely affect Graphic Armor's sales and operating results and our reputation. From time to time, the Company may be subject to product liability claims. We may be required to pay for losses or injuries actually or purportedly caused by its products, including losses or injuries caused by raw materials or other components provided by third party suppliers that are included in the Company's products. Claims could be based on allegations that, among other things, the Company's products contain contaminants, are improperly labeled or designed, or provide inadequate instructions regarding their use or inadequate warnings concerning interactions with other substances. Whether or not successful, product liability claims could result in negative publicity that could harm the Company's sales and operating results and its reputation. In addition, if any of our products are found to be defective or non-compliant with applicable rules or regulations, we could be required to withdraw or recall them, which could result in adverse publicity and significant expenses. Although Graphic Armor does not currently maintain product liability and product recall insurance coverage, should we obtain such coverage in the future, potential product liability claims and withdrawal and recall costs may exceed the amount of any such insurance coverage or may be excluded under the terms of such policy, which could have a material adverse effect on the Company's business, operating results and financial condition. If the Company begins manufacturing our products, environmental matters will create potential liability risks. In the event the Company begins to manufacture its own products, the Company will be required to comply with additional environmental laws and regulations in the jurisdictions in which it operates, including those relating to the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with the use and disposal of hazardous substances. A release of such substances due to accident or an intentional act could result in substantial liability to governmental authorities or to third parties. As a result, the Company will incur capital and operating expenditures and other costs in complying with such environmental laws and regulations. Additionally, it is possible that the Company could become subject to other environmental remediation costs and liabilities in the future that could have a material adverse effect on its results of operations or financial condition. Risks Related To Our Industry Medical Device Regulation. To be commercially distributed in the United States, a medical device must, unless exempt, receive clearance or approval from the U.S. Food and Drug Administration ("FDA") pursuant to the Federal Food, Drug, and Cosmetic Act ("FDCA"). Lower risk devices are categorized as either class I or II devices. For class II devices, the manufacturer must generally submit a premarket notification requesting clearance for commercial distribution known as a "510(k)" clearance. The Company's condoms are regulated as class II devices. To obtain 510(k) clearance, a device must be determined to be substantially equivalent in intended use and in safety and effectiveness to a benchmark device, or "predicate" that is already legally in commercial distribution. Any modification to a 510(k) cleared device that could significantly affect its safety or effectiveness, or that would constitute a change in its intended use, generally requires a new 510(k) clearance. A manufacturer may determine that a new 510(k) clearance is not required, but if the FDA disagrees, it may retroactively require a 510(k) clearance and may require the manufacturer to cease marketing or recall the modified device until 510(k) clearance is obtained. Should we require a new 510(k) clearance for our condoms,

our business could be adversely affected. The manufacturing, processing, formulation (including stability), packaging, labeling, marketing, distribution and sale of the Company's products are subject to regulation by federal agencies, including the FDA, the U.S. Federal Trade Commission (the "FTC"), and the U.S. Consumer Product Safety Commission (the "CPSC"). In addition, the Company's and its suppliers' operations are subject to the oversight of the Occupational Safety and Health Administration and the National Labor Relations Board. The Company's activities are also regulated by various agencies of the states, localities and foreign countries in which its products are sold. In particular, the FDA regulates the formulation, safety, manufacturing, packaging, labeling and distribution of condoms. In addition, under a memorandum of understanding between the FDA and the FTC, the FTC has jurisdiction with regard to the promotion and advertising of condoms. As part of its regulatory authority, the FDA may periodically conduct inspections of the physical facilities, machinery, processes and procedures that the Company and its suppliers use to manufacture regulated products and may identify compliance issues that would require the Company and its suppliers to make certain changes in its manufacturing facilities and processes. The failure of a facility to be in compliance may lead to regulatory action against the products made in that facility, including seizure, injunction or recall, as well as to possible action against the owner of the facility/manufacturer. Graphic Armor may be required to make additional expenditures to address these issues or possibly stop selling certain products until the compliance issue has been remediated. As a result, our business could be adversely affected. Likewise, any future determination by the FDA or a similar foreign agency, or by the Company in reviewing its compliance with applicable rules and regulations, that the Company's products or quality systems do not comply with applicable regulations could result in future compliance activities, including product withdrawals or recalls, import detentions, injunctions preventing the shipment of products, or other enforcement actions. For example, the FDA may determine that a particular claim that the Company uses to support the marketing of a product is not substantiated, may not accept the evidence of safety for a new product that the Company may wish to market, may challenge the safety or effectiveness of existing products based on, among other things, changes in formulations, inadequate stability or "shelf-life," consumer complaints, or improper labeling, and may determine that the Company's manufacturing, packaging, labeling and holding operations do not comply with the FDA's Current Good Manufacturing Practice regulations (cGMPs). Similarly, the Company may identify these or other issues in internal compliance reviews of its operations and the operations and products of suppliers and acquired companies. These other issues may include the identification of contaminants or non-compliant levels of particular ingredients. Any of the foregoing could subject the Company to adverse publicity, force it to incur unanticipated costs and have a material adverse effect on its business, financial condition and results of operations. Economic conditions could negatively impact our business. The success of our business will depend to a significant extent upon discretionary consumer spending. Discretionary consumer spending is affected by general economic and political conditions affecting disposable consumer income, such as rates of employment, business conditions, consumer confidence, the stock market, interest rates and taxation. Any significant decline in these general economic conditions or uncertainties regarding future economic prospects could adversely affect discretionary consumer spending. Further, it is possible that the state of the global credit markets, the U.S. capital markets, the financial services industry and the U.S. economy may adversely affect our liquidity, the cost of capital and our ability to raise capital. Unfavorable publicity, or a failure to respond effectively to adverse publicity, could harm our reputation and adversely impact our business. We believe that the development of a good reputation and respected brand, based in large part on the quality of our products and services, will be a key factor in the success of our business. Actual or alleged incidents, whether or not accurate, could result in negative publicity that could harm our reputation and brand. Even incidents associated with our competitors or in the supply chain generally could result in negative publicity that could harm our industry, and, indirectly, our business as well. Negative publicity may result from allegations of discrimination, data privacy breaches (discussed in detail above), product failures, injuries, illegal, unfair or inconsistent employment practices, or any of the other matters discussed above that could give rise to litigation. Regardless of whether the allegations or complaints are valid,

unfavorable publicity could adversely affect public perception of our business. If customers perceive or experience a reduction in the quality of our products and services, our business could suffer.   We are subject to various operating risks common to the personal health products industry, which may adversely affect our operations. Our business is subject to various operating risks common to the personal health products industry, many of which are beyond our control, including the following: • competition from existing condom manufactures and distributors, new entrants, or cross over competition from companies in complementary or related markets; • emergence and widespread adoption of more-effective prophylactic products or customization technologies; • increases in operating costs due to inflation and other factors that may not be offset by increased fees to customers; • requirements for periodic capital reinvestment to repair and/or upgrade our technologies and other assets; • changes in governmental laws, regulations, and fiscal policies, and the related costs of compliance with laws, regulations, and fiscal policies, including without limitation, the imposition of new or increased taxes or surcharges; • changes in interest rates; • changes in the availability, cost and terms of financing; • adverse effects of international, national, regional and local economic and market conditions; • unforeseen events beyond our control, such as terrorist attacks, political instability, regional hostilities, travel related accidents and unusual weather patterns, including natural disasters such as hurricanes, tsunamis or earthquakes; • adverse effects of consumer discretionary spending; and • risks generally associated with the operations of a manufacturer and distributer of prophylactics and other personal health and medical devices. These risks could reduce sales or any net operating profits of our business and adversely affect the value of your investment. Changes in consumer preferences and discretionary spending patterns could adversely impact our business and results of operations.   We anticipate that the market for customized prophylactics and related products will be characterized by subject to rapidly changing consumer preferences, trends, tastes and purchasing habits. Graphic Armor's success depends in part on our ability to anticipate and respond quickly to changing consumer preferences, as well as other factors affecting our industry, including new market entrants and demographic changes. Shifts in consumer preferences away from our product offerings, whether as a result of economic, competitive or other factors, could adversely affect our business and results of operations. We are subject to a number of risks relating to public policy changes and federal, state and local regulation of our business, including in the areas of minimum wage, unionization, data privacy, immigration requirements and taxes, and an insufficient or ineffective response to government regulation may impact our cost structure, operational efficiencies and talent availability. We are subject to federal and state laws governing minimum wages, unionization and other labor issues. These include requirements concerning overtime, paid or family leave, working conditions and safety standards. They also include the Immigration Reform and Control Act of 1986, which requires among other things the preparation of Form I-9 to verify that employees are authorized to accept employment in the United States. We also are subject to federal and state laws which prohibit discrimination. We are or may be subject to various licensing and regulation by state and local authorities relating to our products and services provided. The failure of the Company to timely obtain and maintain necessary governmental approvals, licenses, permits or approvals could delay or prevent day-to-day operations, which could directly or indirectly adversely affect our business and results of operations. We are also subject to laws relating to information security, privacy, cashless payments and consumer credit, protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit card numbers), and health information. Compliance with these laws and regulations can be costly, and any failure or perceived failure to comply with those laws could harm our reputation or lead to litigation, which could adversely affect, directly or indirectly, our financial condition. For example, a 2015 decision in the European Union Court of Justice determined that a safe harbor framework employed by and relied upon U.S. companies to comply with E.U. privacy laws is no longer a sufficient method to comply with such laws. As a result, until a new agreement safe harbor framework is established, there can be no assurance that U.S. companies will be in compliance with E.U. privacy laws pertaining to the transfer of personally identifiable information of E.U. individuals.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or an insufficient or ineffective response to significant regulatory or public policy issues, could increase our cost structure, operational efficiencies and talent availability, and therefore have an adverse effect on our results of operations. Failure to comply (whether actual or perceived) with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, negative publicity, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations and any changes thereto can be costly and can increase our exposure to litigation or governmental investigations or proceedings. E-commerce Regulation. Companies engaging in e-commerce and related businesses face uncertainty related to future government regulation of the Internet through the enactment of new and/or reinterpretation of existing laws at the international, federal, state, local or foreign level. Due to the rapid growth and widespread use of the Internet, legislatures at the international, federal, state, local and foreign levels have enacted and are considering various laws and regulations relating to the Internet. Individual states could also enact stricter legislation that could affect the conduct of our business, particularly as such legislation pertains to consumer protection and taxation of internet commerce. State legislation can be particularly burdensome as differences and inconsistencies from state to state could lead to difficult compliance challenges. Existing federal and international laws that might impact any anticipated online business and pose compliance challenges include, among others: • The CAN-SPAM Act of 2003 and certain state and foreign laws, which impose limitations and penalties on the transmission of unsolicited commercial electronic mail via the Internet; • The Children's Online Privacy Protection Act, which imposes restrictions on the ability of online services to collect user information from minors; • Directive 95/46/EC of the European Parliament and of the Council of October 24, 1995 On the Protection of Individuals with Regard to the Processing of Personal Data and on the Free Movement of Such Data; and • The Personal Information Protection and Electronic Documents Act (Canada). With respect to the CAN-SPAM Act and similar state and foreign laws and regulations, the ability of recipients of emails from our customers purchasing our products and services to opt out of receiving commercial emails may minimize the effectiveness of marketing our products and services. Also, the ability of customers to opt out of receiving future emails from us may minimize our ability to expand our networks. In addition, noncompliance with the CAN-SPAM Act or similar state and international laws and regulations carries significant litigation, regulatory investigation and related risks. If the Company were found to be in violation of the CAN-SPAM Act or similar state, foreign or international laws regulating the distribution of commercial email, we could incur penalties, and significant litigation and investigation-related expenses, and any inquiries might impact the deliverability of our commercial email regardless of outcome. This would adversely affect our operating results and financial condition and significantly harm our business, and our reputation would suffer. Graphic Armor also may be required to change one or more aspects of the way it operates the business, which could impair our ability to attract and retain customers, or could increase our operating costs. These laws are relatively new and have not been subject to a significant amount of interpretation by the courts. Courts might apply each of these laws in unintended and unexpected ways. We could be subject to an action brought under any of these laws, other laws not mentioned, or future laws governing various aspects of e-commerce and online services. Legislation has been repeatedly introduced in Congress, including most recently with respect to sales and use taxes, the Marketplace Fairness Act (MFS) (S. 698 – 114th Congress 2015-16) and the Remote Transactions Parity Act (RTPA) (H.R.2775 – 114th Congress 2015-16), and with respect to income taxes, the Business Activity Tax Nexus (BATSA) (H.R. 2584 – 114th Congress 2015-16) and the Mobile Workforce State Income Tax Simplification Act (H.R.2315 – 114th Congress 2015-16), and additional legislation may be reintroduced in the future that, if enacted into law, would authorize states to require out-of-state retailers to collect and remit sales taxes on goods sold online and/or subject such retailers to income taxation in states and other jurisdictions in which it does sells goods. Additionally, many states have enacted legislation imposing transactional-based notice requirements on out-of-state retailers as a means to collect use taxes from the in-state purchasers of such out-of-state retailers

goods. Compliance with federal legislation, state legislation, and/or federal and state court decisions regarding taxation of e-commerce, whether via sales and use or income or otherwise, could result in significant costs, not only due to initial implementation measures, but ongoing maintenance, and may prove entirely cost prohibitive to small businesses.   Competition. Graphic Armor faces intense competition from consumer products companies, both in the U.S. and in international markets. Our condoms compete with other widely-advertised brands, with private label brands and generic non-branded products, which typically are sold at lower prices. Although we believe our customization process distinguishes our products from the competition, consumer products such as condoms generally are subject to significant price competition. As a result, Graphic Armor may need to reduce its prices, or increase prices by an amount that does not cover manufacturing cost increases, to respond to competitive and customer pressures and to maintain market share. Any reduction in prices, or inability to raise prices sufficiently to cover manufacturing cost increases, would harm profit margins. In addition, if the Company's sales volumes fail to grow sufficiently to offset any reduction in margins, its sales growth and other results of operations would suffer. Advertising, promotion, merchandising and packaging also have a significant impact on retail customer decisions regarding the brands and product lines they sell and on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition requiring substantial expenditures for advertising, sales promotion and trade merchandising. If a product gains consumer acceptance, it normally requires continued advertising, promotional support and product improvements to maintain its relative market position. If the Company's advertising, marketing and promotional programs are not effective, its sales growth may decline.   There can be no assurance that the Company's products or services, existing or to be developed, will be more effective, innovative, or achieve greater market acceptance than competitive products or services, or that our competitors will not succeed in developing products, services and technologies that are more effective than those owned by or being used by Graphic Armor or that would render our products, services and technologies less competitive or obsolete. Our current and potential competitors and competitors' products, including without limitation, Church & Dwight Co., Inc. (Trojan™), Reckitt Benckiser LLC (Durex®), Ansell Limited (Lifestyles®), and Okamoto Industries, Inc. (Beyond Seven, Crown®) have or could have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and a substantial customer base, and, therefore, do or could have a significantly greater ability to attract customers. Our competitors could respond more quickly than Graphic Armor to new or emerging techniques, technologies and changes, as well as devote greater resources than we could to the development, promotion and sale of products and services. If we fail to be competitive, to positively distinguish our services and products from our competitors, our business could be adversely affected. We are subject to the risk of increased operating expenses. We are subject to the risk of increased operating expenses, including, but not limited to, the following cost elements: • wage and benefit costs; • material and supply costs; • repair and maintenance expenses; • employee liabilities; • energy costs; • insurance costs; and • other operating expenses. Any increases in one or more of these operating expenses could have a significant adverse impact on our results of operations, cash flows and financial position. A failure to address cost pressures, including rising costs for commodities and utilities, and a failure to effectively deliver cost management activities, could reduce or eliminate our projected margins and adversely affect our sales and results of operations. We believe that our ability to anticipate and react to changes in the price and availability of technologies, services, utilities, unemployment and other related costs over which we may have little control will be important factors, directly or indirectly, for our business. Graphic Armor will also be subject to the general risks of inflation. Our anticipated operating margins are also affected by fluctuations in the price of utilities such as electricity, whether as a result of inflation or otherwise, on which we will rely for our energy supply. In addition, interruptions to the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents or other reasons largely out of our control, may adversely affect our operations. We may not be able to pass increased commodity, utility and other costs on to our customers as there can be no assurance such price increases would

not adversely affect future customer traffic. Graphic Armor's inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our sales and results of operations. Reduced availability of transportation or disruptions in our transportation network could adversely affect us. Graphic Armor distributes our products, and to the extent we begin our own manufacturing by ourselves or with a joint venture partner, receive raw materials and packaging components, primarily by truck, rail and ship and through various ports of entry. Reduced availability of trucking, rail or shipping capacity due to adverse weather conditions, allocation of assets to other industries or geographies or otherwise, work stoppages, strikes or shutdowns of ports of entry or such transportation sources, could cause us to incur unanticipated expenses and impair our ability to distribute our products or receive our raw materials or packaging components in a timely manner, which could disrupt our operations, strain our customer relationships and competitive position, and adversely affect our operating profits. Internet Search Engine Risks. The Company depends in part on various Internet search engines to direct a significant amount of traffic to our websites. Our ability to maintain the number of potential customers directed to our websites is not entirely within our control. Our competitors' search engine optimization, or SEO, efforts could result in their websites receiving a higher search result page ranking than ours, or Internet search engines could revise their methodologies in an attempt to improve search results, which could adversely affect placement of our search result page rankings. If search engine companies revise their search algorithms in ways that are detrimental to new participant growth on our websites or in ways that make it more difficult to direct customers to our websites, or if competitors' SEO efforts are more successful than ours, the overall growth in the numbers of customers directed to our websites could slow, and we could become less attractive to existing and prospective customers. Any reduction in the number of customers directed to our website could harm our business and operating results. Graphic Armor does not currently carry product liability or any other insurance. If there are damages or other potential losses involving our assets, our profits could be reduced. We do not currently carry any insurance. In the event of loss, we may not have sufficient assets to pay any damages or other losses. If we purchase insurance, the insurance coverage that we carry may not be sufficient to pay the full value of our financial obligations or the replacement cost of any lost investment. Because certain types of losses are significantly uncertain, they can be uninsurable or too expensive to insure. In some cases, these factors could result in certain losses being completely uninsured. As a result, we could lose some or all of the capital we have invested in our assets, as well as the anticipated future revenues from such assets, and we may not have sufficient insurance to cover awards of damages resulting from our liabilities. If the insurance that we carry does not sufficiently cover damages or other losses, our profits could be adversely affected. Risks Related To This Offering Absence of Public Market for the Shares. There is currently no public market for securities issued by Graphic Armor (including the Shares). There can be no assurance as to the liquidity of any markets that might develop for any securities issued by Graphic Armor, the ability of shareholders (including an Investor) to sell securities (including the Shares) issued by Graphic Armor, or the price at which our shareholders would be able to sell Shares or other securities. Future trading prices of Shares or other securities issued by Graphic Armor will depend on many factors, including among other things, our operating results and the market for similar securities. There can be no assurance that any market for Shares or other securities we may issue, if such market develops, will not be subject to similar disruptions. Further, except for annual filings required under Regulation Crowdfunding, Graphic Armor is not subject to the periodic filing and reporting requirements of the Securities Act. Accordingly, prospective investors are cautioned that there is no available public information about Graphic Armor's financial status or operations. Arbitrary Offering Price. The offering price of the Shares has been arbitrarily determined by Graphic Armor and bears no relationship to assets, book value, net worth, earnings, actual results of operations, or any other investment criteria. The offering price set forth on the cover page of the Statement should not be considered, therefore, as an indication of the actual value of Graphic Armor's securities. Best Efforts Offering. This Offering is being made on a "Best Efforts" basis. No commitment exists to purchase all or any part of the Shares being offered hereby; rather, management, along with the assistance of Startengine, and the possible assistance of registered

broker-dealers, will agree to use their "Best Efforts" to offer the Shares to investors meeting certain investment criteria. No Assurance of Public Offering. It is not anticipated that we will have a public offering of our securities in the future, but even if we do there could be delays in implementing any proposed offering for any number of possible reasons, including the condition of the securities markets in the United States and the opinion of the underwriters regarding Graphic Armor's prospects at the time of a proposed offering. The possible delays in a proposed offering, if any, might lead Graphic Armor to seek alternative financing and there can be no assurance alternative financing will be available, in which case the ongoing operations of Graphic Armor could be in jeopardy. There can be no assurance that Graphic Armor will have a public offering of its securities at any time. Securities Not Registered, Limitations on Resale. The Shares offered hereby have not been registered under the Securities Act or under the securities laws of any state. Such Shares are being sold pursuant to the exemption from registration outlined in section 4(a)(6) of the Securities Act and/or Regulation Crowdfunding promulgated under the Securities Act and pursuant to exemptions from the registration and qualification requirements contained in state securities laws. The Shares purchased pursuant to this Offering will constitute "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and must be held indefinitely unless they are subsequently registered under the Securities Act and registered or qualified under applicable state securities law, or unless exemptions from the registration and qualification requirements of such statutes are available. Accordingly, an Investor may be unable to liquidate an investment in the Shares and should be prepared to bear the economic risk of an investment in the Shares for an indefinite period and should be able to withstand a total loss of his/her or its investment. Additionally, § 227.501 of Regulation Crowdfunding provides that the Shares may not be transferred by any Investor during the one-year period beginning when the Shares were issued, unless the Shares are transferred: (1) to the Company; (2) to an "accredited investor"; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. Company Securities Eligible for Future Sales. Subject to the consent of the shareholders holding a majority of the Voting Common Stock (or other voting securities, if issued) in certain situations required by the DGCL, the Board of Directors may, in the future, determine it to be in the best interests of the Company to issue Common Stock, including Shares, Preferred Stock, or other Company securities to employees, management, and consultants pursuant to an equity incentive plan. The exercise of any such options may further dilute the net book value of Graphic Armor's Common Stock (including the Shares) and the holders of such options or other equity incentives may exercise them at a time when Graphic Armor would otherwise be able to obtain additional equity capital on terms more favorable to Graphic Armor. Immediate Dilution and Financial Burden on Investors. Upon the completion of this Offering, Investors in this Offering will incur an immediate dilution in the net book value per Share. As a result, a greater financial risk of Graphic Armor's proposed activities will be borne by the Investors who purchase the Shares offered hereby, while the current members stand to realize benefits from their current significant Common Stock ownership. Graphic Armor hopes to provide dividends in the future, but there is no guarantee that any funds will be available for such dividends, and any return on your investment will be primarily limited to any appreciation in the value of the Shares. Graphic Armor currently intends to be able to provided dividends to its shareholders, but there is no guarantee that any amounts will be available for dividends in the foreseeable future. As a result, you should not rely on any investment in the Shares to provide income as part of your investment return. Any return on your investment in the Shares would result primarily from an increase in the market price of your Shares, which is uncertain and unpredictable. Control by Present Shareholders. Upon completion of this Offering, assuming all of the Shares offered hereunder are sold, the current shareholders of Graphic Armor will own 80.00% of the then-outstanding Common Stock, but all of the outstanding voting common stock, and will be able to elect all of Graphic Armor's Directors and will continue to control Graphic Armor's direction and operation, including the election of Graphic Armor's management, the adoption or amendment to provisions in Graphic Armor's Charter Documents, the

approval of mergers and/or acquisitions, decisions affecting Graphic Armor's capital structure and other significant corporate transactions. This concentration of ownership may delay, deter or prevent transactions that would result in a change of control, which in turn could reduce the value of all of the Shares.   Discretion in Use and Application of the Proceeds.   In order to accommodate changing circumstances, Graphic Armor's management may allocate the proceeds of this Offering for any purposes the management deems reasonable and in the best interests of Graphic Armor. In addition, a portion of the proceeds of this Offering will be applied to working capital of Graphic Armor. Accordingly, Graphic Armor's management will have broad discretion in the application of the proceeds of this Offering.   FOR ALL OF THE PREVIOUSLY MENTIONED REASONS AND OTHERS, INCLUDING THOSE SET FORTH HEREIN, THE SHARES INVOLVE A HIGH DEGREE OF RISK. ANY PERSONS CONSIDERING AND/OR INVESTING IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS STATEMENT. ONLY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN GRAPHIC ARMOR AND HAVE NO IMMEDIATE NEED FOR A RETURN ON THEIR INVESTMENT SHOULD PURCHASE THE SHARES.



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Graphic Armor, Inc. is currently in the **Test the Waters Phase** for **Title III** investments.

Graphic Armor, Inc.

Full-Color Custom Condom Printing

🌐 http://GraphicArmor.com (http://GraphicArmor.com)

📍 Boca Raton, FL

🏷 Health Tech

Graphic Armor, Inc.

$100,000.00

⚫ **Title III Offering**

Funding goal

91 days

Left to invest

Research has long shown that condoms are the most effective tool against the transmission of sexually transmitted infections (STIs), including HIV, and unintended pregnancies, yet negative stigmas and embarrassment around condom purchasing and usage continue to inhibit people around the world from using condoms. Graphic Armor aims to change that dynamic by offering the world's first FDA-cleared condoms with custom printing directly on the latex. The photo-quality images of entertaining, fun(ny) or familiar graphics on Graphic Armor's condoms are changing how condoms are perceived, simultaneously removing social barriers surrounding their use. Whether its a whole new way to express school, team or corporate brand loyalty, or a personalized approach to a celebration or intimate gathering (minimum orders start at just 33 condoms), Graphic Armor is leveraging demand for consumer personalization in a powerful new way.

$100,000.00

Still to raise

🌐 http://GraphicArmor.com (http://GraphicArmor.com)

📍 Boca Raton, FL



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Adam Glickman

CEO



Christopher Panucci

PRESIDENT

20%+ Partner



William Kurtzner
DIRECTOR

20%+ Partner

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Graphic Armor Video Transcript

0:00

I think that this is going to capture the imagination a lot of people who are

0:03

who are like to invest in causes

0:22

public health officials very clear that the greatest barrier to conduct an

0:29

acceptance around the planet we believe that adding customized graphics fun

0:37

graphics of any kind

0:39

220 accounted for personal noncommercial expression is the greatest way to change

0:47

the way people look at this product for if we can change the way condoms or

0:52

certain we can change the way this story started thirty years ago and Chelsea vs

0:58

as a college student I was part of the first generation die that's when I put

1:06

my other hat but a generic on him like a magical and believes in with a cartoon

1:11

version of our mascot jumbo the elephant I went out the door to door selling two

1:17

years later

1:18

want to expand our business we open america's wisconsin's economy a new york

1:24

city tours quickly followed Angeles San Francisco

1:30

fast forward another 25 years and we have arrived at what i think is probably

1:37

the ultimate solution and changing the way people see this product wishes

1:42

graphic armor

1:50

discard ways and I just say it would be to test mode we have taken hundreds and

2:02

hundreds of orders over $50,000 just in this crucial concept and if we can do

2:10

this on a larger scale if we can do this globally if we allow people to access

2:16

this kind of platform that we have the potential for a global solution to

2:20

change the way people around the planet think about condoms we believe

2:25

ultimately

2:27

equity

2:35

gotta go gotta try I know it